UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	DECEMBER 31, 2021

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: ________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Moxian (BVI) Inc

Full Name of Registrant

Former Name if Applicable

Room 1202, Block B, Jiahui Center, 6 Jiqing Li, Chaoyangmenwai Street, Chaoyang District

Address of Principal Executive Office (Street and Number)

Beijing, People’s Republic of China 100020

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

Moxian (BVI) Inc (the “Registrant”) is filing an extension on Form 12b-25 with the U.S. Securities and Exchange Commission to allow for additional time to finalize its annual report on Form 20-F for the year ended December 31, 2021 (the “Form 20-F”). The Form 20-F of the Registrant could not be filed by the prescribed due date without unreasonable effort and expenses because the Registrant requires additional time to prepare and finalize its financial statements for the year ended December 31, 2021 required to be included in the Form 20-F. In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, as amended, the Registrant expects to file the Form 20-F no later than the fifteenth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Wanhong Tan	(852)	9855-6575
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).
☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?
☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant has made a preliminary determination of the results of operations, which are subject to change prior to filing the Annual Report on Form 20-F.

For the year ended December 31, 2021, the Registrant had a total revenue of approximately $219,330 and a net loss of approximately $2,739,850. The operating loss of the year was the direct result of the loss of a major client involved in e-sports, an industry which was largely restricted during the year because of the periodic COVID-19 outbreaks in China.

Prior to the redomicile merger with the Registrant completed on August 16, 2021, the Registrant’s predecessor company, Moxian, Inc. had a fiscal year end of September 30. For the fiscal year ended September 30, 2020, Moxian, Inc. had a total revenue of $946,466 and a net income of $72,716. For the transition period from October 1, 2020 to December 31, 2020, Moxian, Inc. did not generate any revenue and had a net loss of $387,160.

Moxian (BVI) Inc
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 2, 2022	By	/s/ Wanhong Tan
Wanhong Tan, Chief Financial Officer